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--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 FORM 3                                                WASHINGTON, D.C. 20549
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person*         2. Date of Event Re-  4. Issuer Name and Ticker or Trading Symbol
                                                    quiring Statement
   Liberty Satellite & Technology, Inc.             (Month/Day/Year)      On Command Corporation (ONCO)
-------------------------------------------------                      -------------------------------------------------------------
    (Last)          (First)          (Middle)       04/01/02           5.  Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 ---------------------     to Issuer (Check all applicable)       of Original
                                                 3. IRS or Social Se-       Director        X  10% Owner          (Month/Day/Year)
                                                    curity Number of    ----               ----
12300 Liberty Blvd.                                 Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)              title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                                                                   Line)
                                                                           ---------------------------            Form filed by One
                                                                                                                  Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                X Reporting Person
Englewood, Colorado 80112                                                                                      ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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Common Stock                                         19,404,240                     I                By Ascent Entertainment Group,
                                                                                                     Inc. (1)
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Series B Preferred Stock                                 15,000                     I                By Ascent Entertainment Group,
                                                                                                     Inc. (1)
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Series C Preferred Stock                                 10,000                     I                By Ascent Entertainment Group,
                                                                                                     Inc. (1)
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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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Series A Warrants               Immediately  October 7,                     1,123,792   $15.27 per       I        By Ascent
                                             2003         Common Stock                  share                     Entertainment
                                                                                                                  Group, Inc. (1)
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Series D Preferred Stock        December 31, June 30,                       7,947,018   $7.55 per        I        By Ascent
                                2002         2011(2)      Common Stock                  share (2)                 Entertainment
                                                                                                                  Group, Inc.(1)
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Explanation of Responses:

(1) The shares and Series A Warrants shown are owned by Ascent Entertainment Group, Inc., a Delaware corporation ("Ascent").
Pursuant to a Purchase Agreement dated as of August 16, 2001, as amended, by and among the Reporting Person, Liberty AEG, Inc., a Delaware corporation, and, only for certain limited purposes, Liberty Media Corporation, a Delaware corporation ("Liberty"), the
Reporting Person acquired all of the shares of Ascent from a subsidiary of Liberty. By virtue of its control of the Reporting
Person, Liberty continues to be a beneficial owner of the securities covered hereby as well.

(2) The Issuer is required to redeem all outstanding shares of Series D Preferred Stock on June 30, 2011. At any time prior to that time, each share of Series D Preferred Stock, with a stated value per share of $1,000, may be converted into 132.4503 fully paid and non-assessable shares of Common Stock.


**Intentional misstatements or omissions of facts constitute Federal   Liberty Satellite & Technology, Inc.
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  April 10, 2002
                                                                       By:  /s/ Kenneth G. Carroll               -------------------
                                                                          -------------------------------------          Date
                                                                       Name: Kenneth G. Carroll
                                                                       Title: Acting President and CFO

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, SEE Instruction 6 for procedure.

                                                                                                                              Page 2
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                             JOINT FILER INFORMATION

   NAME:                        ASCENT ENTERTAINMENT GROUP, INC.

   ADDRESS:                     12300 LIBERTY BLVD.
                                ENGLEWOOD, COLORADO 80112

   DESIGNATED FILER:            LIBERTY SATELLITE & TECHNOLOGY, INC.

   ISSUER AND TICKER SYMBOL:    ON COMMAND CORPORATION (ONCO)

   DATE OF EVENT REQUIRING
   STATEMENT:                   APRIL 1, 2002

   SIGNATURE:                   ASCENT ENTERTAINMENT GROUP, INC.

                                BY: /s/ ELIZABETH M. MARKOWSKI
                                    -----------------------------------
                                    NAME: ELIZABETH M. MARKOWSKI
                                    TITLE: SENIOR VICE PRESIDENT AND
                                           ASSISTANT SECRETARY